INVEST IN **LITTLE REBELS**

Little Rebels is an interactive plush line doll collection inspired by iconic women from history



wearelittlerebels.com Newark, NJ

Featured Investors



Silvia Mah

Syndicate Lead

Focused on "Impact with Integrity", Dr. Mah is GP at Stella Impact Capital, a seed-stage venture fund, investing in...

Invested in Sunny, Babe Kombucha and 4 others

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At all levels of investment opportunity, Little Rebels scores an A+. With an Exceptional founder focused on traction, a highly coachable & traction-seeking executer, this startup has a high-quality manufactured product that checks multiple impact marks (sustainability in manufacturing & economic impact for influencing the next generation for women's empowerment). Couple that with multiple strong strategic partnerships ripe for scale through distribution paths, influencer marketing strategies, and multi-media opportunities, this revenue-generating startup is the RIGHT investment for any investor who wants to do more good in the world and make a return. I fervently support this startup as a lead investor in thie community round. Be a REBEL with me, invest in Little Rebels!

Invested $2,500 this round

Highlights

1. TOTY Awards finalists - Toy of the Year Award

**2** TAGIE Awards winners

3 Available nationwide at museums, toy stores, and major retailers like Macy's, Smithsonian, Airports

4 Our founder was chosen as one of the 100 most influential people in the industry

5 Partnership with The Malala Fund

6 Offering investors a 2x return with projected repayment in 3 years (not guaranteed)

Our Team


Marjorie Spitalnik   Founder & CEO

Genius of Play Ambassador, TEDx Speaker, YLAI Fellow, President Uruguay-India Business Council. Awarded as Women Creating a better world for us all by Women Economic Forum and chosen as one of the 100 most influential people in the toy and game industry.


Jacinto Montu   Head of Tech

App development for companies like Disney and Pixar.


Azhelle Wade   Toy coach

Creator at The Toy Coach Academy. Board Member at ASTRA. 3x Patented Inventor


Dr. Amanda Gummer   Advisor

Founder of the Good Toy Guide and FUNdamentally Children. PhD, Phsycology

The award-winning plush line doll collection teaches about women in history.



After years of studying with her daughter and realizing nobody was teaching her about women in history, Marjorie decided to take the matter into her hands and she started to look for ways to teach about these trailblazers.

LACK OF ROLE MODELS

 

We learn about men landing on the moon, but not about the women that made it possible for them. Margaret Hamilton led the NASA Software Team that landed Astronauts on the Moon.

Marjorie is a true believer that we learn better through play and after surfing the web for toys that will teach about women, and running into a wall, she noticed an opportunity to empower kids around the world through play and she went for it.

She has a background in PR & Communications, but her daughter came to her back in 2014 with a drawing and asked her to make it real, so Marjorie transformed that drawing into a plush toy that looked alike. After posting the picture online and going viral, she was selected by ex President Obama as a Young Leader of the Americas in 2016, paving her path into her three passions: women empowerment, toys and entrepreneurship.

She spent six years learning and developing plush toys and when the opportunity came, she grabbed it.

Check out this interview with the Hidden Role podcast for more:
https://www.youtube.com/watch?v=iVW5GQhAOdo

Back in 2018, while doing her Master's degree, she launched Little Rebels, a plush line doll collection inspired by iconic women in history like Amelia Earhart.

MEET OUR DOLLS



12" - 30cm

MARY JACKSON
NASA'S FIRST AFRICAN AMERICAN WOMAN ENGINEER

MARIE CURIE
NOBEL PRIZE WINNER, SCIENTIST, DISCOVERED RADIUM AND POLONIUM

AMELIA EARHART
FIRST WOMAN TO FLY SOLO ACROSS THE ATLANTIC

MALALA YOUSAFZAI
ACTIVIST FOR GIRLS EDUCATION RIGHTS

In 2019, she was selected to be a part of this amazing pitching event, Woman Empowerment Day, hosted by a fantastic organization focused on women in toys, WIT.

By that time, she only had the idea and the first 4 samples of the dolls. She went to Dallas and pitched to companies like Walmart, Spinmaster, Hasbro and more. They all loved it, but she was too early on.

She processed all the feedback, and six months later, Little Rebels launched its app, which allows you to interact with the doll both online and offline, so you can learn the story behind these amazing trailblazers in a fun and interactive way.



Little Rebels had a successful Kickstarter campaign that helped fund the first batch of dolls, amidst having launched 3 days prior to the declaration of the pandemic. We were all busy buying toilet paper and frozen pizza, nobody was looking for educational dolls to back, and yet, we did it. We raised the money needed to start this REBELution.

You can learn more about her Kickstarter journey here:
https://www.thetoycoach.com/podcast/kickstarter-success-in-the-time-of-coronavirus-with-marjorie-spitalnik



A few months later, Little Rebels won the TAGIE Awards and was a finalist for the TOTY Awards (pretty much the TAGIE and OSCAR of the industry), competing against giants like Baby Yoda, which put us on the map.

We slowly started to notice how our business model was changing from B2C into B2B2C, and that retailers like Macy's wanted us to be at their Toys R Us.





$493bn	$538bn	$587bn
2021	2023	2025

In a $538bn market, we keep closing new deals and maintaining steady growth with a mix of Indie stores, museums, schools, and big retailers.

COMPETITION

	Little Rebels	BARBIE	LITTLE THINKERS	HEALTHY ROOTS	MEI HUMANITY
PLUSH	x		x		x
STORY	x	x		x	
TECH	x				x
ECO FRIENDLY	x				
HUMAN RIGHTS	x			x	

Luckily each day there are more and more toy brands focusing on human rights, equality, the importance of feeling validated, and more, so we embrace the competition since it keeps us at our best, always learning and trying to be a better version. Our entire goal is to empower kids, especially girls, to become whoever and whatever they want to be.

Barbie is a giant, but it's also a validation. If such an icon as Barbie is addressing all these social issues, and succeeding, who is gonna stop us now?

VALIDATION

We won the TAGIE Awards (the EMMY of the toy industry)

We were among the finalist for the TOTY Awards (the OSCAR of the toy industry)

Our founder was selected as a Play Ambassador and as one of the 100 most influential people in the toy and game industry by MOJO Nation

MALALA FUND

We have a partnership with The Malala Fund and we donate 5% of our revenues towards it and other foundations focused on educating girls.

We are finalists for the ASTRA Play Awards in Education

We are a Good Toy Guide Recommended and Good App Guide for both the UK and the US

Besides winning such prestigious awards, our founder Marjorie was selected as one of the 100 most influential people in the toy and game industry and as a Play Ambassador, a title that she proudly wears.

We are also proud of our partnerships with all of those who believe daily in us, like yourselves right now.

We are all Rebels.

TRACTION

OVER 6000 DOLLS SOLD SINCE LAUNCH





We have achieved so many amazing milestones since this idea first started, but to name a few, we are extremely proud of being a part of Macy's and now, happy to announce, Nordstrom as well.

We are having conversations with streamers such as Disney+ to develop our TV show.

We can be found all over the country thanks to our museums and toy stores!







Everything we did so far was 100% bootstrapped. People choose to post us because they love what we are doing and they are proud to share it with everyone, and that is the Little Rebels Movement in action.

This is our first time opening our doors to investors, the first time we have the chance to reach all of you like this, and we proudly, ask you to join our REBELution.

We are looking to raise $25,000 which will allow us to attend the Toy Fairs that we have ahead of us in the next months, and increase our inventory.

We are offering a Revenue Based Loan. Investors earn 2X their investment back over time (target 3 years repayment). See details below.



Note: forward-looking projections are not guaranteed.

We value your investment of course, but we also value you and your network. We would love to be featured at the following media outlets and shows and we have a lot of new Rebels we want to add that you may have contact with, and all of that, can be a game changer for us. So please, do reach out to our founder, get involved, learn the mission and let's Rebel!



We are blessed with the most amazing team anyone could dream of!

We work with the best in their fields, keeping our operations as lean as possible to keep our growth steady.

Jacinto Montu is our head of tech, in charge of everything app related, he is the magician behind our app success. He worked with giants such as Disney and he

magician behind our app success. He worked with giants such as Disney and he now brings that expertise into our world.

Azhelle Wade, AKA, The Toy Coach is the go to person when it comes to toy development. She worked with companies like Hasbro, bringing her ideas into shelves and she is the one we go to whenever we are developing a new product or looking for the perfect way to market it.

Dr. Amanda Gummer is the mastermind behind our educational content. She is an expert in play and education and has been supporting us since day 1. She is like our Fairy Godmother and we are grateful to have her on the team.

Malte Niebelschuetz is our guide towards a more sustainable world. With years of expertise in sustainability, leading a successful plush company like **Shore Buddies**, he joined us to help us produce more sustainable products, taking into consideration not only our plushes, but also packaging and how can we decrease our eco footprint.

And last but not least, our founder, **Marjorie Spitalnik**. Latin American entrepreneur, selected by ex President Obama as a Young Leader, recognized by the Woman Economic Forum as an Iconic Woman Creating a Better World for All, with over 8 years of expertise in toys and entrepreneurship, her passion and drive for empowering girls around the world keeps us constantly inspired.


TEAM
JACINTO MONTÚ
Head of tech
Disney
MARJORIE SPITALNIK
Founder & CEO
AZHELLE WADE
Biz developer
MATTEL
Hasbro
DR. AMANDA GUMMER
Advisor
GOOD PLAY GUIDE
MALTE NIEBELSCHUETZ
Advisor

We are working on bringing more education and empowerment into play.

Check out our next releases below!


COMING SOON!
BOOKS
TRAVEL REBELS
10CM - 3.94"
INTERACTIVE
BOARDGAME
LITTLE TRAILBLAZERS
AMELIA
EARHART

We are thrilled to have you joining our REBELution!